Exhibit 99.61

TSX: JE.UN

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Reports Fiscal 2010 Results–

Record 505,000 Customers Added through Marketing

Overall Customer Base Reaches 2.3 million up 28%

including Universal Acquisition

Fiscal 2010 Distributable Cash after Margin Replacement per Unit up 2%,

Fiscal 2010 Seasonally Adjusted Gross Margin per Unit up 16%

Consistent with Guidance

Completion of Hudson Acquisition adds further 680,000

New Customers after Year End

Management Provides Guidance for Fiscal 2011

Distributable Cash after Margin Replacement to increase by 5-10%

TORONTO, ONTARIO– May 20, 2010–

Highlights for the year ended March 31, 2010 included:

•

Customer base reached 2,293,000 RCEs, up 28% year over year. Gross additions through marketing (excluding acquired customers) were 505,000 up 36% from 372,000 in fiscal 2009, and up from 313,000 in fiscal 2008.

•

Net customer additions through marketing were 73,000 for the year, up from 57,000 last year. The continued weak U.S. economy resulted in U.S. natural gas attrition of 30%, far higher than the Fund’s target 20%.

•	Sales (seasonally adjusted) up 24% to $2.3 billion.

•	Gross margin (seasonally adjusted) of $425.9 million, up 35% year over year (16% per unit).

•	Distributable cash after gross margin replacement of $230.0 million ($1.78 per unit), up 18% year over year (2% per unit).

•	Distributable cash after all marketing of $197.0 million up 16%.

•	Net earnings per unit of $1.79 in fiscal 2010.

•	Payout ratio on ordinary distributions of 82%, unchanged from fiscal 2009.

•	Continued success of Just Green with 39% of new customers taking an average 81% green supply under the program.

Highlights subsequent to year end:

•

Acquired Hudson Energy, a New York-based natural gas and electricity marketer to commercial customers with approximately 680,000 customers in four States. The acquisition was funded through the issuance of $330 million 6% convertible debentures.

Highlights for the three months ended March 31, 2010 included:

•	Customer additions through marketing were 131,000, up 54% from 85,000 in Q4 of fiscal 2009.

•	Net customer additions were 13,000 in Q4 reflecting continued high foreclosure and credit related attrition in the U.S.

•	Sales (seasonally adjusted) were $694.8 million, up 18% compared to fiscal 2009. Gross Margin (seasonally adjusted) of $121.9 million up 15%.

•	Distributable cash after gross margin replacement was $66.0 million, down from $72.2 million.

•	Distributable cash after all marketing was $58.4 million, down 7% compared to the prior year comparable quarter.

Just Energy Fiscal 2010 Results

Just Energy Income Fund announced its results for the year ended March 31, 2010.

Three months ended March 31,	F2010	Per unit[2]	F2009	Per unit[2]
($ millions except per unit)
Sales[1]	$694.8		$589.9
Gross Margin[1]	121.9		106.1	.
Distributable Cash[1]
- After Gross Margin Replacement	66.0	$0.49	72.2	$0.65
- After Marketing Expenses	58.4	$0.43	62.5	$0.56
Net Loss	79.2	$0.59	168.6	$1.57
Regular Distributions	41.5	$0.31	34.9	$0.31
Long Term Customers	2,293,000		1,790,000

Year ended March 31,	F2010	Per unit[2]	F2009	Per unit[2]
($ millions except per unit)
Sales[1]	$2,344.2		$1,888.7
Gross Margin[1]	425.9		315.2
Distributable Cash[1]
- After Gross Margin Replacement	230.0	$1.78	195.5	$1.75
- After Marketing Expenses	197.0	$1.52	169.4	$1.52
Net Income (loss)	231.5	$1.79	(1,107.5)	$(10.03)
Regular Distribution	160.7	$1.24	138.0	$1.24
Special Distribution	26.7	$0.20	18.6	$0.17
Ending Annual Distribution per unit		$1.24		$1.24

[1]	Seasonally adjusted (Non-GAAP measure).

[2]	The per unit calculation reflects a fully diluted basis.

Just Energy is an Income Fund and it reports in its Management’s Discussion and Analysis a detailed calculation of distributable cash after gross margin replacement, and after all marketing expenditures to expand the future gross margin of the Fund’s customer base.

Fiscal 2010 again showed that, despite continued weak economic conditions particularly in the United States, Just Energy is a resilient engine whose growth tracks the North American expansion of deregulated utility services. The Fund’s financial results were consistent with market guidance management provided on April 2, 2010 which called for gross margin growth of greater than 10% per unit and distributable cash after gross margin replacement growth of 2% per unit. Actual results were gross margin growth of 16% per unit and distributable cash growth of 2%.

The lower rate of growth in distributable cash is due to a number of factors. First, with the Universal acquisition, the Fund took on both National Home Services, our water heater sales and rental business (“NHS”), and Terra Grain Fuels, an ethanol plant in Saskatchewan (“TGF”). Both NHS and TGF were start-ups in fiscal 2010 and generated no distributable cash while adding a combined $14.9 million to our general and administrative costs. Both are expected to be cash flow generators in fiscal 2011. Second, the Fund paid significant income tax ($19.3 million in fiscal 2010 versus $3.9 million in fiscal 2009) due both to the success of our U.S. operations and taxable activities at Universal. Third, Just Energy’s margin and distributable cash growth were adversely effected by the record warm winter compared to a colder than normal winter in fiscal 2009. Finally, with 35% of sales and 42% of margin denominated in U.S. dollars, the average 4% decline during the fiscal year in the dollar exchange rate was also a negative impact.

Key to Just Energy’s success in the past year was the completion of the revitalization of our sales force. The charts below highlight the turnaround in customer aggregation over the past five years and the corresponding growth in the number of independent sales contractors.

[1].	Excluding acquired customers (2008—29,000, 2009 46,000, 2010 430,000)

Record customer additions of 505,000 for fiscal 2010 allowed the Fund to overcome the continued effects of the U.S. recession on our customer attrition, particularly in Northern natural gas markets. We see continued high levels of home foreclosures among our customers and have taken steps to return high credit risk customers to system supply.

The Fund finished the year with almost 2.3 million customers, up 28% year over year. This includes the impact of both record additions and 430,000 customers added with the Universal acquisition. The table below shows the positive impact this has had on the future contracted gross margin from the existing customer base which is up 18%. This is despite a 25% decline in the U.S. dollar as at March 31, 2010 compared to March 31, 2009.

	March 31, 2010	March 31, 2009	Increase
Embedded Gross Margin

Canada (Cdn$)	$783.1 million	$697.1 million	12%
United States (US$)	416.6 million	278.5 million	49%
Total (Cdn$)	$1,204.3 million	$1,020.3 million	18%

As in recent years, Just Energy’s management was able to replace a majority of lost customers and expiring contracts with new contracts at higher margins. This resulted in a seasonally adjusted gross margin increase of 35% which was higher than the 28% increase in customers and the 24% increase in sales for the year.

Annual gross margin per customer[1]	Fiscal	Annual target
	2010
Customers added in the year
- Canada gas	$175	$170
- Canada electricity	$136	$143
- United States gas	$208	$170
- United States electricity	$229	$143
Customers lost in the year
- Canada gas	$191
- Canada electricity	$120
- United States gas	$247
- United States electricity	$120

[1]	Customer sales price less cost of associated supply and allowance for bad debt and U.S. working capital.

The above table demonstrates the Fund’s ability to grow margin per customer. By locking in new customers for up to five years at these margins, replacing customers that had lower margins, Just Energy has also contributed to cash flow growth in future years. New customer margins were an average $198 per year, up 9% from $181 in fiscal 2009 and up 14% from $173 in fiscal 2008.

Our Just Green products were the largest contributor to these higher margins. Although Just Green is a premium priced product, 39% of our new customers took an average of 81% of their supply from green sources. Just Energy makes an average margin of more than $200 per year on the Just Green customers versus a target margin of $143 on brown electricity customers. As Just Green customers grow as an overall percentage of the Fund’s book, overall margin per customer should rise in coming years.

Acquisition of Hudson Energy

On April 19th, Just Energy announced the acquisition of Hudson Energy funded by a $330 million offering of convertible debentures. The transaction closed on May 7th with an effective date of May 1, 2010. Hudson is a privately held energy marketing company operating in New York, New Jersey, Illinois and Texas, primarily focused on the small to medium commercial market segment.

The acquisition of Hudson is attractive to Just Energy. Hudson is a leading marketer of deregulated natural gas and electricity to small and medium sized commercial customers. Just Energy is a leading marketer to residential customers in the same markets. Of Hudson’s 680,000 customer equivalents, 85% are commercial. Of Just Energy’s 2.3 million customers, 66% are residential.

Hudson markets through 500 independent brokers as well as 40 dedicated inside sales staff. This sales effort is supported by 60 head office employees. Just Energy currently does not market through brokers and will benefit from the immediate broker network with strong relationships built on ease of transacting with Hudson.

Hudson has grown its customer base by a compound 47% per year from 2004 to 2009 through a combination of proprietary business process and enabling software (the “Sales Portal”) which it believes provides a significant competitive edge. Just Energy views the addition of Hudson’s specialized commercial operations as key to its future commercial growth in both existing and new markets. The Sales Portal can be utilized by Just Energy’s existing commercial team to increase sales and better meet the needs of customers in both the United States and Canada.

While there may be some savings from the overlap of business operations, the transaction rationale is the addition of Hudson as a proven business unit successfully growing the commercial markets to complement Just Energy’s strength in the residential markets.

Guidance for Fiscal 2011

In the past, the Fund has provided guidance with respect to expected growth in gross margin and distributable cash after margin replacement. Based on the Hudson acquisition and the full year of combined operation with Universal, the Fund expects distributable cash after gross margin replacement growth to be in the 5%-10% range for fiscal 2011.

Chief Executive Officer Ken Hartwick stated: “Fiscal 2010 showed that our rejuvenated sales force gives us the capability to continue to grow even when faced with weak economic conditions, warm weather and adverse movements in the U.S. currency. 505,000 new customers are by far the most we have ever added as a company. With the addition of our Momentis unit and their independent representatives, we expect to exceed this customer addition level in fiscal 2011. This aggregation strength will see its true value as the U.S. economy and housing market recovers. Should our attrition fall back to targeted levels, we should see a return to double digit growth in our customer base.”

“The acquisition of Hudson is an exciting step forward. They bring a unique skill set in marketing to small and medium sized commercial customers, an area which has not historically been a strength of Just Energy. 85% of their 680,000 customers are commercial. We hope to utilize their technology and business processes to strengthen our commercial sales capability in all of our markets including Canada. Their margins are comparable to ours and the price paid ensures that the transaction will be accretive.”

Executive Chair Rebecca MacDonald added: “I would like to point out some of the other successes we had in fiscal 2010. With the weak U.S. economy, managing our customer credit exposure was essential. We have always maintained a 2% to 3% target range for bad debt in those markets where we bear the customer credit risk. The third quarter saw this measure at 3.3%, above this target range and steps were taken to tighten credit and reduce losses. While this increased our attrition as some customers were cut-off from our supply, I am happy to say that bad debt was back in the target range for Q4 and for the year.”

“A second success was our growing water heater business, National Home Services. Our contracted customers total over 77,000 and we add more each week. We have entered into an important arrangement with Home Trust Capital wherein they will supply the capital necessary to grow this business at a very reasonable cost. NHS will be cash flow positive in fiscal 2011 and is generating tremendous value for Unitholders”.

“Let me finish by commenting on our planned conversion from an Income Trust to a high dividend paying corporation. I think this will be an essential step in making the markets truly aware of the value of Just Energy.”

“Fiscal 2011 will be our tenth year as a public company. We have grown each and every year and have delivered a growing yield to our Unitholders. We are committed to paying an annual dividend of $1.24 following conversion. At this writing, that equates to a dividend yield of over 9%. It is my view that, in the long term, growing companies do not have dividend rates of this magnitude. My wish is that, as a corporation, a broader range of investors will have a chance to see what you have seen, that Just Energy is a market leader in a growing industry with a management team and business model which will have us at the forefront of the market for years to come.”

“Fiscal 2011 is going to be an exciting year, one in which Just Energy demonstrates its market leadership again.”

The Fund

Just Energy’s business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price and price-protected contracts. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed price at which it is able to sell the commodities to its customers and the fixed price at which it purchases the associated volumes from its suppliers.

The Fund also offers “green” products through its Just Green program. The electricity Just Green product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas Just Green product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint for their home or business. Management believes that these products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, the Fund sells and rents high efficiency and tankless water heaters. NHS began offering the rental of air conditioners and furnaces to Ontario residents in the fourth quarter of fiscal 2010. Through its subsidiary Terra Grain Fuels, the Fund produces and sells wheat-based ethanol.

Non GAAP Measures

Management also believes the best basis for analyzing both the Fund’s operating results and the amount available for distribution is to focus on amounts actually received (“seasonally adjusted”). Seasonally adjusted analysis applies solely to the gas markets and specifically to Ontario, Quebec, Manitoba and Michigan. Just Energy receives payment from the LDCs upon delivery of the commodity not when the customer actually consumes the gas. Seasonally adjusted analysis eliminates seasonal commodity consumption variances and recognizes amount available for distribution based on cash received from the LDCs.

Forward-Looking Statements

The Fund’s press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect the Fund’s operations, financial results or distribution levels are included in the Fund’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through the Fund’s website at www.justenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206